Mail Stop 4561

March 20, 2008

Ron J. Copher
Chief Financial Officer
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

      Re: **Glacier Bancorp**
              Form 10-K for Fiscal Year Ended
              December 31, 2007
              Filed February 29, 2008
              File No. 0-18911

Dear Mr. Copher:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2007

Management's Discussion and Analysis, page 28

Results of Operations, page 31

Provision for Loan Losses, page 32

1.   We note the increase in nonperforming loans from $7.4 million as of December
        31, 2006 to $11.2 million as of December 31, 2007, resulting in nonperforming
        loans to total loans of 0.23% and 0.32% as of such dates. However, we note that
        your allowance as a percentage of total loans decreased from 1.53% as of
        December 31, 2006 to 1.51% as of December 31, 2007. We could not find an
        explanation in the document as to why your allowance decreased in 2007 despite
        the increase in nonperforming loans.
        •   Please tell us and revise future filings, as applicable, to explain how your
            allowance and provisions are directionally consistent with changes in
            asset quality;
        •   Quantify and explain how changes in loan concentrations, quality, and
            terms that occurred during the period are reflected in the allowance;
        •   Quantify and explain how changes in estimation methods and
            assumptions affected the allowance, if applicable;
        •   Quantify and explain why reallocations of the allowance (or lack of
            reallocations) among different parts of the portfolio or different elements
            of the allowance occurred; and
        •   Quantify and explain how actual changes and expected trends in
            nonperforming loans affected the allowance.

2.   As a related matter, please tell us and revise future filings to provide your
        accounting policy for: loan fees, recognizing interest income on impaired loans,
        cash payments received on impaired loans, and for charging off uncollectible
        loans. Refer to SFAS 91, 118 and SOP 01-6, as appropriate.

Financial Statements

Note 21 – Operating Segment Information, page 74

3.   We note your segment titled "other" includes the parent company, non-bank
        operating units and eliminations. Please provide us with a break-out of the three
        components that make up the other column and explain to us why you believe the
        eliminations are not significant enough to break out into their own separate
        column. Refer to paragraph 32 of SFAS 131.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the registrant and its
management are in possession of all facts relating to a registrant's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3490 if you have any questions.

Sincerely,

Don Walker
Senior Assistant Chief Accountant